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                                                               Exhibit 99(a)(14)


                                                                          [LOGO]
                                                                   PRESS RELEASE


            RHI AG WAIVES FINANCING CONDITION TO ITS TENDER OFFER FOR
                GLOBAL INDUSTRIAL TECHNOLOGIES, INC. COMMON STOCK


VIENNA, October 29, 1999 -- RHI AG (Vienna Stock Exchange: RHI) today announced that it has irrevocably waived the financing condition to the previously announced $13.00 per share cash tender offer by RHI's subsidiary, Heat Acquisition Corp., for all of the outstanding shares of common stock of Global Industrial Technologies, Inc. (NYSE: GIX). As such, the offer, which will expire at 9:00 a.m., New York City time, on Monday, November 15, 1999 unless extended, is no longer subject to the condition that RHI receive financing on terms reasonably satisfactory given the structure of the financing contemplated by the merger agreement with Global.

Earlier this month, as previously announced, RHI completed a share offering and entered into credit agreements for a credit facility, the proceeds of which will be used, in part, to fund the purchase of Global shares in the offer. In light of the fact that RHI has successfully made its financing arrangements, RHI has determined to waive the financing condition.

RHI continues to work toward completing divestitures of certain refractory manufacturing assets in order to comply with Federal Trade Commission (FTC) requirements for antitrust clearance. RHI is conducting discussions with possible buyers for the assets but no definitive agreement has been reached.

The tender offer remains conditioned upon, among other things, the tender of at least a majority of the shares of Global's common stock outstanding on a fully-diluted basis and the expiration of any applicable waiting period under the Hart-Scott-Rodino Act.

As of October 28, 1999, approximately 9,431,317 shares of common stock of Global had been tendered and not withdrawn pursuant to the tender offer. This constitutes approximately 38% of Global's outstanding shares as of the commencement of the tender offer.

RHI is a global operator in the refractories, engineering, insulating and waterproofing sectors, with over 10,000 employees at more than 50 locations spanning all five continents. With VRD, RHI is the world market leader for refractories and a vital partner to all industries whose activities require high temperature production processes. RHI's customers include the steel, cement, glass and nonferrous metal industries. In 1998 RHI reported earnings before tax of US $68.0 million on sales of US $1.6 billion.

Forward-looking statements in this press release involve risks and uncertainties that could cause actual results to differ from those contemplated. Factors that could cause those differences include the terms and availability of financing, actions by other persons, legal and regulatory requirements and other factors.

                      FOR FURTHER QUESTIONS PLEASE CONTACT:
                             RHI AG / Peter Hofmann
               Phone (+43) (1) 50213-123 / Fax (+43) (1) 50213-130
                        e-mail: PETER.HOFMANN@RHI-AG.COM